UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

            --------------------------------------------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)(1)

                                 Venturian Corp.
            --------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
            --------------------------------------------------------
                         (Title of Class of Securities)

                                   923304 10 9
            --------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2000
            --------------------------------------------------------
             (Date of Event which requires filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:
                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [X] Rule 13d-1(d)

-------------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).


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CUSIP No. 923304 10 9                13G                       Page 2 of 5 pages


1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                  Gary B. Rappaport

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  |_|
                                                                       (b)  |_|

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.

                                 5.        SOLE VOTING POWER

           NUMBER OF                                137,175(2)

            SHARES               6.        SHARED VOTING POWER

         BENEFICIALLY                               217,198(2),(3)

         OWNED BY EACH           7.        SOLE DISPOSITIVE POWER

       REPORTING PERSON                             137,715(2)

             WITH                8.        SHARED DISPOSITIVE POWER

                                                    217,198(2),(3)

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  354,373(2),(3)

---------------------


(2) Reflects stock splits effected on April 30, 1998 (three-for-two stock split) and on October 15, 1999 (eleven-for-ten stock split).

(3) Includes 61,201 shares held by Gary B. Rappaport and Beatrice R. Fligelman, Trustees of the Gary Trust U/W of Max E. Rappaport, deceased; includes 83,160 shares held by Gary Rappaport and Beatrice R. Fligelman, Trustees of the Linda Trust U/W of Max E. Rappaport, deceased, and by Gary B. Rappaport and Beatrice R. Rappaport, Trustees of the Marital Trust U/W of Max E. Rappaport, deceased; includes 72,837 shares issued to the Venturian Group Profit Sharing Plan over which Gary B. Rappaport exercises investment control (these shares are held by the Charles Schwab Trust Company, Trustee for the Venturian Group Profit Sharing Plan).

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP No. 923304 10 9                13G                       Page 3 of 5 pages


10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  26.4%

12.      TYPE OF REPORTING PERSON*

                  IN

Item 1(a).          Name of Issuer:

                              Venturian Corp.

Item 1(b).          Address of Issuer's Principal Executive Offices:

                              11111 Excelsior Boulevard
                              Hopkins, Minnesota  55343

Item 2(a).          Name of Person Filing:

                              See Item 1 on cover page

Item 2(b).          Address of Principal Business Office or, if None, Residence:

                               Venturian Corp.
                               11111 Excelsior Boulevard
                               Hopkins, Minnesota  55343

Item 2(c).          Citizenship:

                              See Item 4 on cover page

Item 2(d).          Title of Class of Securities:

                              Common Stock, $1.00 par value

Item 2(e).          CUSIP Number:

                              See cover page

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person is a:

                             (a) |_| Broker or dealer registered under Section
                                     15 of the Act,
                             (b) |_| Bank as defined in Section 3(a)(6) of the
                                     Act,
                             (c) |_| Insurance Company as defined in Section
                                     3(a)(19) of the Act,
                             (d) |_| Investment Company registered under Section
                                     8 of the Investment
--------------------------------------------------------------------------------
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CUSIP No. 923304 10 9                13G                       Page 4 of 5 pages


                                     Company Act,
                             (e) |_| Investment Adviser registered under Section
                                     203 of the Investment Advisers Act of 1940,
                             (f) |_| Employee Benefit Plan, Pension Fund which
                                     is subject to the provisions of the
                                     Employee Retirement Income Security Act of
                                     1974 or Endowment Fund; SEE
                                     13d-1(b)(1)(ii)(F),
                             (g) |_| Parent Holding Company, in accordance with
                                     Rule 13d-1(b)(ii)(G); sEE Item 7,
                             (h) |_| Group, in accordance with Rule
                                     13d-1(b)(1)(ii)(H).

Item 4.             Ownership.

                             If the percent of the class owned, as of December
                     31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

                             (a)   Amount beneficially owned:

                                          See Item 9 on cover page

                             (b)   Percent of class:

                                          See Item 11 on cover page

                             (c)   Number of shares as to which such person has:

                                   (i)    Sole power to vote or to direct
                                          the vote:  See Item 5 on cover page

                                   (ii)   Shared power to vote or to direct the
                                          vote:  See Item 6 on cover page

                                   (iii) Sole power to dispose or to direct the disposition of: See Item 7 on cover page

                                   (iv)   Shared power to dispose or to
                                          direct the disposition  of: See
                                          Item 8 on cover page

Item 5.             Ownership of Five Percent or Less of a Class.

                              Not applicable

Item 6.             Ownership of More than Five Percent on Behalf of Another
                    Person.

                              Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                              Not applicable

Item 8.             Identification and Classification of Members of the Group.

                              Not Applicable


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CUSIP No. 923304 10 9                13G                       Page 5 of 5 pages


Item 9.             Notice of Dissolution of Group.

                              Not applicable

Item 10.            Certification.

                              Not applicable.




                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2001

                                                           /s/ Gary B. Rappaport
                                                           ---------------------
                                                           Gary B. Rappaport


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative, other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, PROVIDED, HOWEVER, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties for whom copies are to be sent.

ATTENTION: Intentional misstatements or omissions of fact constitute federal criminal violations (SEE 18 U.S.C. 1001).